Exhibit 12.1

NASH FINCH COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended					24 Weeks Ended
	Dec.30,	Dec.29,	Jan.3,	Jan.2,	Jan.1,	June 19,	June 18,
(In thousands, except ratios)	2006	2007	2009	2010	2011	2010	2011

Fixed Charges:
Interest expense on	$30,840	28,088	26,466	24,372	23,403	10,624	10,814
Indebtedness

Rent expense (1/3 of total rent expense)	9,966	9,057	9,496	10,318	9,728	4,644	4,126

Total fixed charges	$40,806	37,145	35,962	34,690	33,131	15,268	14,940

Earnings:
Income (loss) before	$(21,689)	53,015	53,791	23,750	72,126	31,296	28,984
provision for income taxes

Fixed charges	40,806	37,145	35,962	34,690	33,131	15,268	14,940

Total earnings	$19,117	90,160	89,753	58,440	105,257	46,564	43,924

Ratio	0.47x	2.43x	2.50x	1.68x	3.18x	3.05x	2.94x